EXHIBIT 99.1

TeliaSonera: Clarification

STOCKHOLM, Sweden, July 28, 2004 (PRIMEZONE) -- Due to incorrect statements in the press TeliaSonera would like to point out that the sentence "Positive cash flow defined as EBITDA less CAPEX is not expected to be reached for the full year" in the Outlook in TeliaSonera's January-June 2004 report only concerns the business unit International Carrier.

Of course, TeliaSonera Group expects to generate a positive cash flow also during the second half of the year 2004.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2004/07/28/20040728BIT00160/wkr0001.pdf